UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                                 Amendment No. 6

                    Under the Securities Exchange Act of 1934

                         Unique Casual Restaurants, Inc.
             -------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $0.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   909 15K 100
             -------------------------------------------------------
                                 (CUSIP Number)

                                  John Zoraian
                           c/o Atticus Capital L.L.C.
                         590 Madison Avenue, 32nd Floor
                            New York, New York 10022
                                 (212) 829-8100
--------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                 January 6, 1999
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

--------------------------------------------------------------------------------
If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box
|_|

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).





                               Page 1 of 14 Pages

                                  SCHEDULE 13D
------------------------                               -------------------------
CUSIP No. 909 15K 100                                    Page 2 of 14 Pages
------------------------                               -------------------------

-------- -----------------------------------------------------------------------
   1
         NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Timothy R. Barakett
-------- -----------------------------------------------------------------------
   2
         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a)  |_|

                                                                    (b)  |_|
-------- -----------------------------------------------------------------------
   3
         SEC USE ONLY
-------- -----------------------------------------------------------------------
   4
         SOURCE OF FUNDS*

         WC
-------- -----------------------------------------------------------------------
   5
         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(d) or 2(e)                            |_|
-------- -----------------------------------------------------------------------
   6
         CITIZENSHIP OR PLACE OF ORGANIZATION

         Canada
------------------ ------- -----------------------------------------------------
                     7
    NUMBER OF              SOLE VOTING POWER

     SHARES                -0-
                   ------- -----------------------------------------------------
                     8
  BENEFICIALLY             SHARED VOTING POWER

    OWNED BY               1,908,506
                   ------- -----------------------------------------------------
      EACH           9
                           SOLE DISPOSITIVE POWER
    REPORTING
                           -0-
                   ------- -----------------------------------------------------
     PERSON          10
                           SHARED DISPOSITIVE POWER
      WITH
                           1,908,506
-------- --------- -------------------------------------------------------------
  11
         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         1,908,506
-------- -----------------------------------------------------------------------
  12
         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                             |_|
-------- -----------------------------------------------------------------------
  13
         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         16.44%
-------- -----------------------------------------------------------------------
  14
         TYPE OF REPORTING PERSON*

         IN
-------- -----------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D
------------------------                               -------------------------
CUSIP No. 909 15K 100                                    Page 3 of 14 Pages
------------------------                               -------------------------

                  The purpose of this Amendment No. 6 is to report that Atticus Partners, an affiliate of the Reporting Person, has entered into an agreement with the Issuer more fully described below. All capitalized terms not defined herein have the definitions given them in this Schedule 13D as previously amended.

Item 1.       Security and Issuer.

                  No change.

Item 2.       Identity and Background.

                  No change.

Item 3.       Source and Amount of Funds or Other Consideration.

                  No change.

Item 4.       Purpose of Transaction.

                  Item 4 is amended and supplemented by adding the following paragraph at the end of the current response:

                  "On November 13, 1998, Atticus Partners filed a preliminary proxy statement nominating persons for election as directors of the Issuer and proposing an advisory resolution recommending that the Board of Directors of the Issuer pursue a sale of the Issuer. Following Atticus Partners' filing of the preliminary proxy statement, Atticus Partners and the Issuer engaged in a series of discussions that culminated in the parties entering into an agreement dated as of January 5, 1999 (the "January 5 Letter Agreement"). Under the January 5 Letter Agreement, the Issuer agreed to meet with Atticus Partners to discuss the Issuer's ongoing efforts to maximize stockholder value, including a possible sale of the Issuer, and to make certain information regarding such efforts available to Atticus Partners, including detailed information regarding the sale process from the Issuer's financial advisor, Bear Stearns & Co., Inc. In return for access to such information, Atticus Partners agreed not to file a motion to compel the 1998 annual stockholders meeting of the Issuer (the "Annual Meeting") before February 1, 1999. Additionally, if prior to January 31, 1999 the Issuer sets a date of March 1, 1999 or earlier for the Annual Meeting, Atticus Partners has agreed not to file a motion to compel the Annual Meeting before the March 1, 1999 deadline. A copy of the January 5 Letter Agreement is attached as Exhibit A and is incorporated herein by reference."

Item 5.       Interest in Securities of the Issuer.

                  No change.

                                  SCHEDULE 13D
------------------------                               -------------------------
CUSIP No. 909 15K 100                                    Page 4 of 14 Pages
------------------------                               -------------------------


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

                  Item 6 is amended and supplemented by adding the following paragraph at the end of the current response:

                  "As more fully described above in Item 4, Atticus Partners and the Issuer have entered into the January 5 Letter Agreement, which is attached as Exhibit A and incorporated herein by reference."

Item 7.       Material to be Filed as Exhibits.

              Exhibit A:            Confidentiality and Standstill Letter
                                    Agreement, dated January 5, 1999, between the Issuer and Atticus Partners

                                  SCHEDULE 13D
------------------------                               -------------------------
CUSIP No. 909 15K 100                                    Page 5 of 14 Pages
------------------------                               -------------------------


                                    SIGNATURE
                                    ---------


                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  January 12, 1999                                 /s/ Timothy R. Barakett
                                                         -----------------------
                                                         Timothy R. Barakett

                                  SCHEDULE 13D
------------------------                               -------------------------
CUSIP No. 909 15K 100                                    Page 6 of 14 Pages
------------------------                               -------------------------


                                                                       Exhibit A
                                                                       ---------


                    CONFIDENTIALITY AND STANDSTILL AGREEMENT
                    ----------------------------------------

                                  SCHEDULE 13D
------------------------                               -------------------------
CUSIP No. 909 15K 100                                    Page 7 of 14 Pages
------------------------                               -------------------------




                         Unique Casual Restaurants, Inc.
                               One Corporate Place
                                55 Ferncroft Road
                             Danvers, MA 01923-4001


                                 January 5, 1999


PRIVATE AND CONFIDENTIAL
------------------------


Atticus Partners, L.P.
590 Madison Avenue
New York, NY 10022
Attention:        Timothy R. Barakett
                  Managing Member

         Re:      Confidentiality and Standstill Agreement
                  ----------------------------------------

Dear Mr. Barakett:

         In response to your request as a principal shareholder of Unique Casual Restaurants, Inc. ("Unique" and, collectively with its subsidiaries, affiliates and divisions, the "Company") to be given access to confidential information regarding actions taken or expected or proposed to be taken by the Board of Directors of Unique in analyzing strategic alternatives for the Company, including a possible sale of the Company (the "Process"), Unique is prepared to make available to you certain confidential information concerning the Process, including detailed information from Bear Stearns & Co., Inc. ("Bear Stearns") who has been retained by Unique to assist the Board of Unique in connection with the Process. We understand and you agree that your purpose for seeking access to such information is to confirm in your capacity as a significant shareholder of Unique that the Process has been conducted openly, in good faith and in accordance with customary mergers and acquisitions practice consistently with the objective of seeking, receiving, negotiating and evaluating proposals from a broad range of qualified prospective purchasers for the Company on customary terms and conditions (the "Business Purpose"). As a condition to our furnishing such information to you and your affiliates, officers, employees, agents or advisors (including, without limitation, attorneys, accountants, consultants, bankers and financial advisors) (collectively, "Representatives"), you agree to treat such information in accordance with the provisions of this letter agreement, and to take or abstain from taking certain other actions hereinafter set forth. In further consideration of your agreements herein, the Company agrees to take or abstain from taking certain other actions as hereinafter set forth.

                                  SCHEDULE 13D
------------------------                               -------------------------
CUSIP No. 909 15K 100                                    Page 8 of 14 Pages
------------------------                               -------------------------

Atticus Partners, L.P.
January 5, 1999
Page 2


         1. Definition of Evaluation Material. The term "Evaluation Material" means any and all confidential information concerning the Process or the Company (whether prepared by the Company, its advisors or otherwise and irrespective of the form of communication) that is furnished to you or to your Representatives by or on behalf of the Company pursuant hereto. In addition, "Evaluation Material" shall be deemed to include all notes, analyses, compilations, studies, interpretations and other documents prepared by you or your Representatives which contain, reflect or are based upon, in whole or in part, the information furnished to you or your Representatives pursuant hereto. The term "Evaluation Material" does not include information which (a) is or becomes available to the public generally (other than as a result of a disclosure by you or one of your Representatives), (b) was within your possession prior to the date hereof, provided that the source of such information was not bound by a confidentiality agreement with or other contractual, legal or fiduciary obligation of confidentiality to the Company or any other party with respect to such information, or (c) becomes available to you on a non-confidential basis from a source other than the Company or one of its Representatives, provided that such source is not bound by a confidentiality agreement with or other contractual, legal or fiduciary obligation of confidentiality to the Company or any other party with respect to such information.

         2.       Use of Evaluation Material and Confidentiality.

         (a) You hereby agree that neither you nor any of your Representatives will use any of the Evaluation Material in any way that would be detrimental to the Company or its stockholders. Without limiting the generality of the foregoing, you hereby agree that, except as otherwise expressly permitted hereby, you and your Representatives will keep the Evaluation Material confidential and neither you nor your Representatives will disclose any of the Evaluation Material without the Company's prior written consent. You agree that you will be responsible for any breach of this letter agreement by any of your Representatives and you agree to take, at your sole expense, all reasonably necessary measures to restrain your Representatives from prohibited or unauthorized disclosure or use of the Evaluation Material. The Company agrees that it will be responsible for any breach of this letter agreement by it or any of its Representatives. Nothing contained in this letter agreement shall prohibit you from either (i) describing in any proxy materials that you file with the SEC for use in connection with the solicitation of proxies for an annual or special meeting of the stockholders of the Company, or (ii) communicating to other shareholders of the Company in compliance with Federal and state laws or (iii) describing in amendments to Schedule 13-D or other similar filings you are required to make with the SEC under applicable Federal securities laws information if and to the extent that (x) such descriptions or communications represent the opinions or conclusions of you or your advisors relating to the actions of the Company in connection with the Process and (y) such

                                  SCHEDULE 13D
------------------------                               -------------------------
CUSIP No. 909 15K 100                                    Page 9 of 14 Pages
------------------------                               -------------------------


Atticus Partners, L.P.
January 5, 1999
Page 3


descriptions or communications do not in any way disclose information that you are prohibited from disclosing by Section 2(c) below.

         (b) The Evaluation Material will contain material information about the Company that has not been disclosed and may never be disclosed to the public generally. You understand that you and your Representatives could be subject to fines, penalties and other liabilities under applicable securities laws if you or any of your Representatives trade in the Company's common stock while in possession of any material, non-public information concerning the Company. You agree not to trade, and not to allow any of your Representatives to trade, in the Company's common stock (or derivative securities), unless you certify to the Company in writing your determination that you are no longer prohibited from trading in such common stock or securities under all applicable securities laws. You hereby agree (i) to respond promptly to inquiries from the Company or its counsel as to your reasoning in reaching such determination and (ii) to indemnify and hold harmless the Company, its directors, officers, employees and agents ("Indemnified Persons") from and against any and all liabilities, losses, claims, expenses and damages (including but not limited to all investigative, legal and other expenses reasonably incurred in connection with, and amounts paid in settlement of, any action, suit or other legal proceeding) (collectively "Losses") as and when incurred, to which any Indemnified Person may become subject under the Securities and Exchange Act of 1934, as amended, or other Federal or state statutory law or regulation, at common law or otherwise, insofar as such Losses arise out of or are based upon the disclosure of information to you or your Representatives hereunder or any act or failure to act or any alleged act or failure to act by any Indemnified Person in connection with, or relating in any manner to trading by you or your Representatives in the Company's common stock (or derivative securities) in violation of any applicable securities laws while in possession of any material, non-public information concerning the Company. In the event your nominees are elected to the Board of Directors of the Company, you and such nominees agree to be bound by any restrictions on trading in the Company's securities that are applicable to all other directors of the Company.

         (c) In addition, in consideration of the fact that the Company has agreed with various third parties participating in the Process to keep confidential information with respect to such parties' role, including their identity, the fact that the information about the Company was sought by and made available to such third parties, the fact that discussions or negotiations have taken place concerning a possible transaction with such third parties, or any of the terms, conditions or other facts with respect thereto (including the status thereof), and in light of the detriment to the Company and its stockholders from public disclosure of such information, you agree that, without the prior written consent of the Company, neither you nor any of your

                                  SCHEDULE 13D
------------------------                               -------------------------
CUSIP No. 909 15K 100                                    Page 10 of 14 Pages
------------------------                               -------------------------

Atticus Partners, L.P.
January 5, 1999
Page 4


Representatives will disclose to any other person (including, without limitation, by issuing a press release, making disclosures in materials used to solicit proxies for any annual or special meeting of stockholders of the Company or otherwise making any public statement), information with respect to (i) the identity (including specific descriptive information effectively equivalent to indirect identification) of third parties who have participated in the Process as prospective acquirors, (ii) the specific terms of proposals for possible transactions received by the Company in the Process, and (iii) the specific timing, content or status of negotiations with respect to such proposals.

         (d) In the event that you or any of your Representatives is requested or required (by oral questions, interrogatories, requests for information or documents in legal proceedings, subpoena, civil investigative demand or other similar process) to disclose any of the Evaluation Material, you shall provide the Company with prompt written notice of any such request or requirement so that the Company may seek a protective order or other appropriate remedy or waive compliance with the provisions of this letter agreement. If the Company waives compliance with the provisions of this letter agreement with respect to a specific request or requirement, you and your Representatives shall disclose only that portion of the Evaluation Material that is covered by such waiver and which is necessary to disclose in order to comply with such request or requirement. If, in the absence of a protective order or other remedy or a waiver by the Company, you or one of your Representatives is nonetheless, in the opinion of counsel, legally compelled to disclose Evaluation Material to any tribunal or else stand liable for contempt or suffer other censure or penalty, you or such Representative may, without liability hereunder, disclose to such tribunal only that portion of the Evaluation Material which such counsel advises you is legally required to be disclosed. Notwithstanding the foregoing, in the event that you or one of your Representatives discloses Evaluation Material under the terms of this subsection, you and your Representatives shall exercise your reasonable efforts to preserve the confidentiality of the Evaluation Material, including, without limitation, by cooperating with the Company to obtain an appropriate protective order or other reliable assurance that confidential treatment will be accorded the Evaluation Material.

         3. Atticus Standstill. You agree that for so long as (a) the Company continues to provide without unreasonable delay to you or your Representatives all information which you or your Representatives request and which is reasonably related to the accomplishment of the Business Purpose, including without limitation, (i) the identity of potential bidders contacted by Bear Stearns and the status of such persons' discussions with the Company, (ii) to the extent such persons are no longer in discussions with the Company, the reasons, if any were stated to the Company or its Representatives, for such persons' no longer proceeding with a purchase of or other transaction with the Company and (iii) copies of the confidential offering memorandum

                                  SCHEDULE 13D
------------------------                               -------------------------
CUSIP No. 909 15K 100                                    Page 11 of 14 Pages
------------------------                               -------------------------

Atticus Partners, L.P.
January 5, 1999
Page 5


distributed by Bear Stearns to prospective purchasers and a list of the principal disclosure materials made available by the Company or Bear Stearns to the group of prospective purchasers (it being understood and agreed by you that all information described in the foregoing clauses (i) (ii) and (iii) shall be deemed to be included in the information that you and your Representatives are prohibited from disclosing pursuant to paragraph 2(c) of this letter agreement and that under no circumstances will you or any of your Representatives directly or indirectly seek to contact or communicate with any of the persons identified by the Company as actual or potential participants in the Process with respect to their role, actions or inaction in connection with the Process or any transaction involving the Company), (b) the Company continues to actively seek proposals for a sale of the Company and (c) the Company is complying in all material respects with its obligations under this letter agreement, (x) until February 1, 1999 neither you nor any of your affiliates (as such term is defined under the Securities Exchange Act of 1934, as amended (the "1934 Act")) or Representatives will in any manner, directly or indirectly, effect or seek, offer or propose (whether publicly or otherwise) to effect, or cause or participate in or in any way assist any other person to effect or seek, offer or propose (whether publicly or otherwise) to effect, or cause or participate in,
(A) any "solicitation" of "proxies" (as such terms are used in the proxy rules of the Securities and Exchange Commission) to vote any voting securities of the Company; (B) any proceeding before the Delaware Court of Chancery pursuant to
Section 211 of the Delaware General Corporation Law or otherwise or before any other Federal or state court, agency or other governmental body to compel the establishment of a record date for or the holding of an annual or special meeting of stockholders of the Company; (C) the acquisition of a significant portion of the voting securities (or beneficial ownership thereof) of the Company; (D) any tender or exchange offer, merger or other business combination involving the Company; or (E) any action designed to force the Company to make a public announcement regarding any of the types of matters set forth in this subsection (x); (y) if not later than January 31, 1999 the Company sets a date for an annual or special meeting of its stockholders to elect two directors of March 1, 1999 or earlier, after February 1, 1999, neither you nor any of your affiliates or Representatives will in any manner, directly or indirectly, effect or seek, offer or propose (whether publicly or otherwise) to effect, or cause or participate in or in any way assist any other person to effect or seek, offer or propose (whether publicly or otherwise) to effect, or cause or participate in, any proceeding before the Delaware Court of Chancery pursuant to Section 211 of the Delaware General Corporation Law or otherwise or before any other Federal or state court, agency or other governmental body to compel the holding of an annual or special meeting of stockholders of the Company on a date prior to March 1, 1999; and (z) neither you nor any of your affiliates or Representatives will directly or indirectly form, join or in any way participate in a "group" (as defined in the 1934 Act) or otherwise act, alone or in concert with others, to take any action that, if taken directly by you, would violate clause (x) or clause (y) above. You also agree

                                  SCHEDULE 13D
------------------------                               -------------------------
CUSIP No. 909 15K 100                                    Page 12 of 14 Pages
------------------------                               -------------------------

Atticus Partners, L.P.
January 5, 1999
Page 6


during such period not to request that the Company or any of its Representatives, directly or indirectly, amend or waive any provision of this paragraph (including this sentence).

         4. Company Standstill. The Company agrees that, from the date hereof until the first Board of Directors meeting following the next annual or special meeting of the stockholders of the Company at which directors of the Company are elected, the Company agrees (a) to operate the Company's business only in the ordinary course, which for purposes of this letter agreement shall include without limitation the development and construction of Champps Americana restaurants consistent in size, design and operation with the current Champps "concept", the acquisition of sites for new Champps Americana restaurants or operating restaurants consistent in size, design and operation with the current Champps "concept", the pursuit of construction or working capital financing for the Company, and the settlement of contingent liabilities or other obligations, including pending or threatened litigation and indemnification claims from third parties, and (b) not to take or propose to take any action or take any steps preparatory to the taking of any actions, as part of the Process or otherwise, to acquire the capital stock or the business or assets of any other person, provided, however, that the foregoing restrictions shall not apply in the event any third party, including you or any of your Representatives or affiliates, makes a proposal with respect to any tender, or exchange offer, merger or other business combination involving the Company without the prior consent or approval of the Company's Board of Directors, provided that any action taken by the Company's Board of Directors is consistent with the directors fiduciary duties to shareholders under applicable law.

         5. Remedies. It is understood and agreed that money damages would not be a sufficient remedy for any breach of this letter agreement by you or any of your Representatives or by the Company or any of its Representatives and that the Company and you, as applicable, shall be entitled to equitable relief, including injunction and specific performance, as a remedy for any such breach by the other party or such other party's Representatives. Such remedies shall not be deemed to be the exclusive remedies for a breach of this letter agreement, but shall be in addition to all other remedies available at law or equity to the non-breaching party. In the event of litigation relating to this letter agreement, if a court of competent jurisdiction determines that one of the parties or any of such party's Representatives has breached this letter agreement, the breaching party (or the party whose Representatives breached) shall be liable for and pay to the non-breaching party on demand the legal fees and expenses incurred by the non-breaching party in connection with such litigation, including any appeal therefrom.

                                  SCHEDULE 13D
------------------------                               -------------------------
CUSIP No. 909 15K 100                                    Page 13 of 14 Pages
------------------------                               -------------------------

Atticus Partners, L.P.
January 5, 1999
Page 7


         6. Waivers and Amendments. No failure or delay by you or the Company in exercising any right, power or privilege hereunder shall operate as a waiver thereof, nor shall any single or partial exercise thereof preclude any other or future exercise thereof or the exercise of any other right, power or privilege hereunder. No provision of this letter agreement can be amended without the specific written consent of you or the Company.

         7. Choice of Law/Consent to Jurisdiction. The validity, interpretation, performance and enforcement of this letter agreement shall be governed by the laws of the state of Delaware. You and the Company hereby irrevocably and unconditionally consent to the jurisdiction of the courts of State of Delaware and the United States District Court for the District of Delaware for any action, suit or proceeding arising out of or relating to this letter agreement, and you and the Company agree not to commence any action, suit or proceeding related thereto except in such courts. You and the Company further hereby irrevocably and unconditionally waive any objection to the laying of venue of any action, suit or proceeding arising out of or relating to this letter agreement in the courts of the State of Delaware or the United States District Court for the District of Delaware, and hereby further irrevocably and unconditionally waive and agree not to plead or claim in any such court that any such action, suit or proceeding brought in any such court has been brought in an inconvenient forum. You and the Company further agree that service of any process, summons, notice or document by U.S. registered mail to your or the Company's address set forth above shall be effective service of process for any action, suit or proceeding brought against you or the Company, as the case may be, in any such court.


   [Remainder of this page intentionally left blank; signatures on next page]

                                  SCHEDULE 13D
------------------------                               -------------------------
CUSIP No. 909 15K 100                                    Page 14 of 14 Pages
------------------------                               -------------------------


         Please confirm your agreement with the foregoing by signing and returning one copy of this letter agreement to the undersigned, whereupon this letter agreement shall become a binding agreement between you and the Company. This agreement will expire three years from the date hereof.

                                           Very truly yours,

                                           UNIQUE CASUAL RESTAURANTS, INC.


                                           By:   /s/ Donald C. Moore
                                              ---------------------------
                                                 Donald C. Moore
                                                 Chief Executive Officer



Accepted and agreed as of the 6th
day of January 1999.

ATTICUS PARTNERS, L.P.


By:  /s/ Timothy R. Barakett
   -----------------------------
     Timothy R. Barakett
     Managing Member